Exhibit 21

WATSON WYATT & COMPANY HOLDINGS
SUBSIDIARIES OF THE REGISTRANT

Subsidiary Name	Jurisdiction of Incorporation/ Organization	Name(s) under which such subsidiary does business (if different)*
Watson Wyatt Argentina S.A.	Argentina	
Watson Wyatt Australia Pty Ltd	Australia	
Wycomp Pty Ltd	Australia	
Watson Wyatt S.A.	Belgium	
Watson Wyatt Brasil Ltda.	Brazil	
Watson Wyatt Company Limited	Canada	
Watson Wyatt Consultancy (Shanghai) Ltd.	China	
Watson Wyatt Colombia S.A.	Colombia	
Watson Wyatt S.A.R.L.	France	
Watson Wyatt GmbH	Germany	
Wyatt Bode Grabner GmbH	Germany	
Watson Wyatt International Pension Trustees Ltd.	Guernsey, Channel Islands	
Watson Wyatt Hong Kong Limited	Hong Kong	
Watson Wyatt Systems Ltd.	Hong Kong	
Watson Wyatt India Private Limited	India	
P.T. Watson Wyatt Purbajaga	Indonesia	
Watson Wyatt ISSO s.r.l.	Italy	
Watson Wyatt K.K.	Japan	
Watson Wyatt (Malaysia) Sdn. Bhd.	Malaysia	
Watson Wyatt Holdings (Mauritius) Limited	Mauritius	
Wyatt Internacional, S.A. de C.V.	Mexico	
Watson Wyatt Mexico, S.A. de C.V.	Mexico	
Watson Wyatt B.V.	Netherlands	
Watson Wyatt European Region B.V.	Netherlands	
Watson Wyatt New Zealand Limited	New Zealand	
Retirement Planning Seminars (NZ) Limited	New Zealand	
Retirement Trustees NZ Limited	New Zealand	
Watson Wyatt Philippines, Inc.	Philippines	
Watson Wyatt Puerto Rico, Inc.	Puerto Rico	
Watson Wyatt Singapore Pte. Ltd.	Singapore	
Watson Wyatt de España, S.A.	Spain	
Watson Wyatt A.B.	Sweden	
Watson Wyatt AG	Switzerland	
Watson Wyatt (Thailand) Ltd.	Thailand	
Graham & Company Limited	U.K.	
PCL (1991) Limited	U.K.	
PCL Limited	U.K.	
The Wyatt Company (UK) Limited	U.K.	
The Wyatt Company Holdings Limited	U.K.	
Watson Wyatt Holdings (Europe) Limited	U.K.	
Watson Wyatt Limited	U.K.	

Wyatt Financial Services Limited	U.K.
Wyatt Pension Plan Trustee Limited	U.K.
Watson Wyatt & Company	U.S. Delaware
Watson Wyatt Insurance Consulting, Inc.	U.S. Delaware
Watson Wyatt Investment Consulting, Inc.	U.S. Delaware
Wyatt Data Services, Inc.	U.S. Delaware
Watson Wyatt Insurance Brokerage, Inc.	U.S. Massachusetts
Watson Wyatt International, Inc.	U.S. Nevada
Watson Wyatt & Company II	U.S. Nevada
WW Finance, Inc.	U.S. Delaware

*All of these subsidiaries do business under their own name or under the name Watson Wyatt Worldwide.